UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

Synthorx, Inc.

(Name of Subject Company)

Synthorx, Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

87167A103

(CUSIP Number of Class of Securities)

Laura Shawver, Ph.D.

President, Chief Executive Officer and Director

Synthorx, Inc.

11099 N. Torrey Pines Road, Suite 190

La Jolla, California 92037

(858) 750-4789

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Barbara L. Borden, Esq.

Rama Padmanabhan, Esq.

Kenneth J. Rollins, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Synthorx, Inc., a Delaware corporation (“Synthorx”), with the Securities and Exchange Commission on December 23, 2019 relating to the offer by Sanofi, a French société anonyme (“Sanofi”) and Thunder Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of Sanofi, to purchase all the issued and outstanding shares of Synthorx’s common stock, $0.001 par value per share (the “Shares”), for a purchase price of $68.00 per Share in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 23, 2019, and in the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is amended and supplemented as follows.

1. The second sentence of footnote (5) on page 4 of the Schedule 14D-9 is hereby deleted in its entirety and replaced with the following:

“Avalon Ventures X GP LLC, or Avalon X GP, and Avalon Ventures X SPV GP LLC, or Avalon X SPV GP, are general partners of Avalon Ventures and Avalon SPV, respectively, and have voting and investment power with respect to the shares held by Avalon Ventures and Avalon SPV, respectively, and as a result have beneficial ownership of such shares.”

2. The paragraph under the heading “Potential Payments and Benefits upon Termination or Change in Control – Tax Payments” on page 8 of the Schedule 14D-9 is hereby deleted in its entirety and replaced with the following paragraph:

“We have entered into letter agreements with each of Dr. Shawver, Dr. Leveque and Dr. Milla, who may be impacted by the excise tax under Section 4999 of the Internal Revenue Code. Under these agreements, these executives may be reimbursed for some portion or all of such excise tax. This reimbursement payment will not extend to applicable income and employment taxes on payments due prior to the application of the excise tax. The maximum potential tax-related reimbursement payments to all affected individuals will be $35 million in the aggregate. The letter agreements provide, subject to the terms and conditions therein, that the individuals will reasonably cooperate with Sanofi and Synthorx to mitigate such excise taxes. The form of such letter agreements is filed as Exhibit (e)(15) hereto and incorporated herein by reference.”

3. The first two sentences of the second full paragraph on page 12 of the Schedule 14D-9 are hereby deleted in their entirety and replaced with the following:

“The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide stockholders with information regarding its terms and is not intended to modify or supplement any rights of the parties under the Merger Agreement. The Merger Agreement and the summary of its terms contained in the Offer to Purchase filed by Purchaser with the SEC on December 23, 2019 are incorporated herein by reference.”

4. The sixth sentence of the second full paragraph on page 12 of the Schedule 14D-9 is hereby deleted in its entirety and replaced with the following:

“Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts and circumstances of Synthorx at the time they were made.”

Item 4.	The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is amended and supplemented as follows.

5. The second paragraph under the heading “Item 4. The Solicitation or Recommendation” on page 13 of the Schedule 14D-9 is hereby deleted in its entirety and replaced with the following:

“Accordingly, and for other reasons described in more detail below, our Board, on behalf of Synthorx, unanimously recommends that holders of Shares accept the Offer and tender their Shares pursuant to the Offer.”

6. The fifth paragraph on page 19 of the Schedule 14D-9 is hereby deleted in its entirety and replaced with the following:

“Following consideration of the draft merger agreement, including consideration of the reasons described in “Reasons for the Recommendation,” the Board unanimously (i) determined that the Merger Agreement and Transactions, including the Offer and the Merger, are advisable and fair to, and in the best interest of, Synthorx and its stockholders, (ii) approved the execution, delivery and performance by Synthorx of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, (iii) agreed that the Merger shall be effected under Section 251(h) and other relevant provisions of the DGCL and (iv) resolved to recommend that the stockholders of Synthorx tender their Shares to Purchaser pursuant to the Offer.”

7. The following new paragraph is hereby added after the fifth paragraph on page 20 of the Schedule 14D-9:

“As of the date of the Schedule 14D-9, the Board has not taken additional action in response to Company A’s December 8, 2019 proposal, and Company A has not made any further contact with Synthorx or its advisors.”

8. The first paragraph under the heading “Reasons for the Recommendation” on page 20 of the Schedule 14D-9 is hereby deleted in its entirety and replaced with the following:

“Our Board carefully considered the terms of the Offer, the Merger and the other Transactions, consulted with our management and its financial and legal advisors, and considered a number of reasons, including the following (which are not necessarily presented in order of relative importance), each of which is supportive of its unanimous decision to approve the Merger Agreement and the Transactions and recommend the Transactions to the Synthorx stockholders.”

9. The fourth bullet point on page 22 of the Schedule 14D-9 is hereby deleted in its entirety and replaced with the following:

“the terms and conditions of the Merger Agreement, including the following related reasons:”

10. The second sentence of the first paragraph on page 24 of the Schedule 14D-9 is hereby deleted in its entirety and replaced with the following:

“Our Board collectively reached the unanimous conclusion to approve the Merger Agreement and the Transactions in light of these various reasons.”

11. The second paragraph on page 24 of the Schedule 14D-9 is hereby deleted in its entirety and replaced with the following:

“The foregoing discussion of our Board’s reasons for its recommendation to accept the Offer is not meant to be exhaustive, but addresses the material information and reasons considered by our Board in connection with its recommendation. In view of the wide variety of reasons considered by our Board in connection with the evaluation of the Offer and the complexity of these matters, our Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination and recommendation. Rather, our directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of our Board may have been influenced to a greater or lesser degree by different reasons. In arriving at their respective recommendations, the members of our Board considered the interests of our executive officers and directors as described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” above.”

Item 6.	Interest in Securities of the Subject Company.

Item 6 of the Schedule 14D-9 is amended as follows.

12. The disclosure under the heading “Item 6. Interest in Securities of the Subject Company” on page 34 of the Schedule 14D-9 is hereby deleted in its entirety and replaced with the following:

“No transactions with respect to our Shares have been effected by us or, to our knowledge after making reasonable inquiry, by any of our executive officers, directors or affiliates during the 60 days prior to the date of this Schedule 14D-9, except for (i) the purchases pursuant to our ESPP on the December 13, 2019 purchase date thereunder, in each case at a purchase price of $9.35 per Share, of 577 Shares by Dr. Shawver and 1,662 Shares by Dr. Leveque; (ii) the RSUs granted by the Compensation Committee to Drs. Leveque and Milla on December 17, 2019 and the RSUs granted by our Board to Dr. Shawver on December 18, 2019, each as described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Treatment of Stock Options and RSUs” above; (iii) net exercises by Dr. Shawver on December 30, 2019 of Stock Options for 147,264 Shares at an exercise price of $0.63 per Share, 111,374 Shares at an exercise price of $0.93 per Share and 120,815 Shares at an exercise price of $11.00 per Share; (iv) a net exercise by Dr. Leveque on December 30, 2019 of Stock Options for 75,000 Shares at an exercise price of $11.00 per Share; and (v) a net exercise by Dr. Milla on December 30, 2019 of Stock Options for 98,000 Shares at an exercise price of $0.63 per Share.”

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is amended and supplemented as follows.

13. The disclosure under the heading “Legal Proceedings” on page 39 of the Schedule 14D-9 is hereby deleted in its entirety and replaced with the following:

“On January 3, 2020, a putative class action lawsuit related to the Offer and Merger (captioned Kent v. Synthorx, Inc., et al., No. 1:20-cv-00010) was filed in federal court in the District of Delaware against Synthorx, the individual members of the Board (the “Individual Defendants”), Sanofi, and Thunder Acquisition Corp. The lawsuit asserts violations of Sections 14(e) and 14(d) of the Exchange Act against all defendants, and asserts violations of Section 20(a) of the Exchange Act against the Individual Defendants and Sanofi. The plaintiff contends that the Solicitation/Recommendation Statement on Schedule 14D-9, filed with the SEC on December 23, 2019, omitted or misrepresented material information regarding the Offer and the Merger. The complaint seeks declaratory and injunctive relief, rescission or rescissory damages, dissemination of a Solicitation/Recommendation Statement that discloses certain information requested by the plaintiff, and an award of plaintiff’s costs, including attorneys’ fees and expenses.”

Item 9.	Exhibits.

Exhibit No.	Description

(e)(15)	Form of Gross-Up Letter Agreement, dated December 30, 2019, by and between Synthorx and each of Dr. Shawver, Dr. Leveque and Dr. Milla.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SYNTHORX, INC.

By:	/s/ Laura Shawver
Laura Shawver, Ph.D.
President and Chief Executive Officer

Dated: January 7, 2020